Exhibit 99.1

Orla Mining Delivers Robust Pre-Feasibility Study at the Cerro Quema Oxide Gold Project With 38% Rate of Return

VANCOUVER, BC, July 28, 2021 /CNW/ - Orla Mining Ltd. (TSX: OLA) (NYSE: ORLA) ("Orla" or the "Company") is pleased to provide the results of a Pre-Feasibility Study ("PFS") and mineral resource and mineral reserve estimates on its Cerro Quema Oxide Gold Project (the "Project" or "Cerro Quema") located in the Azuero Peninsula, Los Santos Province, Panama. The PFS demonstrates the possibility of a low cost, high return heap leach project. The estimated Project after-tax net present value ("NPV") (5% discount rate) is $176 million with an after-tax internal rate of return ("IRR") of 38% at a gold price of US$1,600 per ounce.

"We believe that our assets in Panama represent an opportunity for organic growth in our business," stated Jason Simpson, President and Chief Executive Officer of Orla. "The results of the PFS suggest that Cerro Quema can be another low-risk, high margin oxide project for Orla. The completion of the PFS provides a pathway towards continued engineering, project advancement, and a future construction decision. We also believe there is significant opportunity for project optimization and mineral resource expansion in Panama and work is just beginning."

Key Updated Pre-Feasibility Study Highlights:

Table 1: Pre-Feasibility Study Highlights
	Units	Values
Throughput Rate per Day	tonnes	10,000
Total Ore to Leach Pad	M tonnes	21.7
Gold Grade (Average)	g/t	0.80
Silver Grade (Average)	g/t	2.2
Contained Gold	ounces	562,000
Contained Silver	ounces	1,526,000
Average Gold Recovery	%	87%
Average Silver Recovery	%	26%
Recovered Gold	ounces	489,000
Recovered Silver	ounces	399,000
Mine Life	years	6.0
Average Annual Gold Production	ounces	81,000
Strip Ratio	waste : ore	0.66
Initial Capex	US$ million	$164
Avg. Life of Mine Operating costs	$/t ore processed	$10.34
Total Cash Cost (net of by-product credits)[1]	$/oz Au	$511
All-In Sustaining Cost ("AISC")[1]	$/oz Au	$626
Pre -Tax - NPV (5% discount rate)	US$ million	$233
Pre-Tax IRR	%	48%
After-Tax - NPV (5% discount rate)	US$ million	$176
After-Tax IRR	%	38%
Payback	years	1.7

[1] Total cash cost and AISC are non-GAAP measures and are net of silver credits and includes royalties payable. See reference below regarding non-GAAP measures.
* All dollar amounts in US dollars

Unless otherwise indicated, all dollar amounts ($ and US$) in this press release refer to United States dollars.

The PFS continues to support an open pit mine and heap leach operation. Since the 2014 Pre-Feasibility Study ("2014 PFS"), significant additional drillhole data has been added, rendering the 2014 mineral resource and mineral reserve estimates non-current. The main notable physical changes from the 2014 PFS include improved water management infrastructure including active and passive water treatment plants for the waste rock facilities and heap leach facilities, a more detailed design for a larger heap leach pad with increased capacity, a three-phase heap leach facility, redesign of the two-phase waste rock facilities, and an update of all costs. The PFS was conducted using a gold price of $1,600 per ounce and a silver price of $20 per ounce and is expressed in U.S. dollars.

The new mineral reserve estimate at Cerro Quema includes proven and probable mineral reserves of 21.7 million tonnes at a gold grade of 0.80 grams per tonne ("g/t") and a silver grade of 2.18 g/t, for total mineral reserves of 0.56 million ounces of gold and 1.53 million ounces of silver. This compares to 19.7 million tonnes at a gold grade of 0.77 g/t for a mineral reserve estimate of 0.49 million ounces in the 2014 PFS, representing an increase of approximately 15% in contained ounces.

The mineral resource estimate for the La Pava and Quema deposits at Cerro Quema consists of an oxide zone and a mixed zone. The sulphide zones for these deposits and for the adjacent Caballito deposit are not included in this mineral resource estimate. The new indicated mineral resource estimate at Cerro Quema is 56.7 million tonnes at 0.70 g/t gold and 2.07 g/t silver, resulting in an estimated 1.27 million ounces of gold and 3.78 million ounces of silver. Inferred mineral resources are 6.00 million tonnes at 0.33 g/t gold and 2.84 g/t silver, resulting in an estimated additional 0.62 million ounces of gold and 5.3 million ounces of silver. Mineral resources are inclusive of mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Further details on the mineral resource and mineral reserve estimates are provided below.

Cerro Quema 2021 Pre-Feasibility Study

The Project considers open pit mining of 21.7 million tonnes of ore from the La Pava and Quema-Quemita pits and will be developed in multiple phases. Ore will be crushed to 80% passing 105 mm in a single stage jaw crusher. Lime will be added to the crushed ore for pH control before being conveyor stacked and leached with a dilute cyanide solution. Pregnant leach solution will flow by gravity to a pregnant solution pond and will then be pumped to an ADR (Adsorption, Desorption, Recovery) plant for recovery of metal values. Gold and silver will be loaded onto activated carbon (Adsorption) and then periodically stripped from the carbon in a desorption circuit (Desorption), electrowon (Recovery) and smelted to produce the final doré product.

Based on an ore processing rate of 10,000 tonnes per day or 3.65 million tonnes per year, the Project has an estimated six-year mine life.

The Project's low stripping ratio, high gold recoveries, and low operating costs all contribute to a low estimated AISC of $626 per ounce of gold.

The PFS was prepared by a team of independent industry experts including Kappes, Cassiday and Associates ("KCA"), Moose Mountain Technical Services ("Moose Mountain" or "MM"), Resource Geosciences Incorporated ("RGI"), Anddes Asociados ("Anddes" or "AA"), HydroGeoLogica, Inc. or ("HGL"), and Linkan Engineering ("Linkan" or "LE") with input from other consultant groups.

The PFS incorporates geological, assay, engineering, metallurgical, hydrology, geotechnical, environmental, water management, and hydrogeological information collected by Orla and previous owners. Historical drilling up to the date of Orla's acquisition of the Project in late 2016 total 50,571 metres in 577 RC drillholes and 31,432 metres in 154 diamond core drillholes. Since acquiring the Project, Orla has completed a total of 8,117 metres in 64 diamond core drillholes at the Quema deposit.

Historical metallurgical test work programs on the Cerro Quema property were commissioned by the prior operators of the Project. A metallurgical test program was then commissioned by Orla in 2018 to confirm the results and conclusions from the previous campaigns. In total, 43 column leach tests, 67 bottle roll tests, and 30 vat leach tests have been completed to date on the Cerro Quema ore body. Metallurgical testing on the deposit determined a constant field gold recovery of 88% for all La Pava oxide material and 86% for all Quema-Quemita oxide material. Overall, oxide material from La Pava and Quema-Quemita responds very well to cyanide bottle roll and column leaching yielding high gold extractions and low reagent consumptions. However, recoveries on mixed materials are less amenable to heap leaching and are discounted to recoveries of 57% for La Pava and 62% for Quema-Quemita. Mixed ore material only represents 1.5% of total crusher feed during the life of the Project. Metallurgical test work shows minimal additional gold recovery improvement through finer crushing. Cement agglomeration is also not required.

Table 2 presents a summary of the key assumptions and results of the PFS:

Table 2: Summary of Key Assumptions and Economics of the Cerro Quema Pre-Feasibility Study
Production Data	Units	Values
Life of Mine	years	6.0
Mine Throughput	tonnes/day	10,000
Mine Throughput	tonnes/year	3,650,000
Total Tonnes to Crusher	tonnes	21,738,052
Gold Grade (Average)	g/t	0.80
Silver Grade (Average)	g/t	2.2
Contained Gold	ounces	562,000
Contained Silver	ounces	1,526,000
Average Gold Recovery	%	87%
Average Silver Recovery	%	26%
Average Annual Gold Production	ounces	81,000
Average Annual Silver Production	ounces	66,000
Total Gold Produced	ounces	489,000
Total Silver Produced	ounces	399,000
Life of Mine Strip Ratio	waste : ore	0.66
Operating Costs (Average LOM)
Mining (mined)	/tonne mined	$2.15
Mining (processed)	/tonne processed	$3.50
Processing & Support	/tonne processed	$4.44
General & Administrative	/tonne processed	$2.40
Total Operating Cost	/tonne processed	$10.34
Total Cash Cost (net of by-product credits)[1]	/ounce Au	$511
AISC[1]	/ounce Au	$626
Capital Costs (Excluding value added tax)
Initial Capital	US$ million	$164
Life of Mine Sustaining Capital	US$ million	$41
Life of Mine Capital	US$ million	$204
Working Capital & Initial Fills	US$ million	$7
Closure Costs	US$ million	$15
Financial Evaluation
Gold Price Assumption	US$/ounce	$1,600
Silver Price Assumption	US$/ounce	$20
Average Annual Cashflow (Pre-Tax)	US$ million	$72
Average Annual Cashflow (After-Tax)	US$ million	$62
IRR, Pre-Tax	%	48%
IRR, After-Tax	%	38%
NPV @ 5% (Pre-Tax)	US$ million	$233
NPV @ 5% (After-Tax)	US$ million	$176
Pay-Back Period (After-Tax)	years	1.7

[1] Total cash cost and AISC are non-GAAP measures and are net of silver credits and includes royalties payable. See reference below regarding non-GAAP measures.

The Cerro Quema property is located in the Azuero Peninsula, Los Santos Province, Panama, 193 straight-line kilometres southwest of Panama City and 45 kilometres south-southwest of the town of Chitré. Driving distance from Panama City is 255 kilometres.

Mineral concessions are comprised of three contracts between the Republic of Panama and Minera Cerro Quema SA, a wholly owned subsidiary of Orla. The original 20-year term for these concessions expired on February 26, 2017 (Contracts 19 and 20) and March 3, 2017 (Contract 21). The Company has applied for the prescribed 10-year extension to these contracts as it is entitled to under Panamanian mineral law. Formal approval of the extension of these concessions has not yet been received. On March 6, 2017, the Ministry of Commerce and Industry provided written confirmation to the Company that it had received the extension applications, and that exploration work could continue while the Company waits for the renewal. Orla has received verbal assurances from government officials that the renewal applications are complete with no outstanding legal issues. Since the expiry of the concessions, Orla has continued to receive ongoing exploration permits and the Ministry of Commerce has continued to accept Orla's annual reports and concession fees.

Orla owns the surface rights for 2,274.5 hectares of the land required to mine the Cerro Quema mineral reserves and to construct and operate a heap leach facility and most of the land required for proposed upgrades to the project access road.

Although Panamanian regulations do not require mining projects to present a detailed social assessment, Orla is committed to preparing a comprehensive Social Impact Assessment in compliance with international guidelines. Orla currently has an active community and social program.

Sensitivity to Gold Price

Table 3: Project Economics - Sensitivities to Gold Price
Gold Price ($/oz)	$1,250	$1,425	$1,600	$1,775	$1,950
After-tax NPV 5% ($M)	$79	$127	$176	$224	$272
After-tax IRR (%)	21%	30%	38%	45%	52%
Payback (years)	2.4	1.9	1.7	1.4	1.3

Capital and Operating Costs

Capital and operating costs for the process and general and administration components of the Cerro Quema Project were estimated by KCA with information from Anddes and Linkan. Costs for the mining components were provided by Moose Mountain. The estimated costs are considered to have an overall accuracy of +/-25%.

Initial capital expenditures or pre-production capital for the Cerro Quema Project is estimated at $164 million. Total capital for the life of the Project, including sustaining and working capital, is estimated at $212 million. This excludes reclamation and closure costs which are estimated at $15 million.

Table 4 provides a breakdown of the capital costs for the Project.

Table 4: Capital Cost Summary (excl. value added tax)
Description	Cost (US$ M)
Pre-Production Capital Costs	$98
Indirect Costs	$6
Other Owner's Costs	$12
EPCM	$11
Contingency	$21
Mining Capital & Preproduction	$16
Total Initial Capital	$164
Working Capital & Initial Fills	$7
Sustaining Capital – Mine & Process	$41
Total LOM Capital (incl. working capital)	$212
Closure Costs	$15

The average life of mine operating cost for the Project is estimated to be $10.34 per tonne of ore processed. Table 5 presents the LOM operating cost requirements for the Cerro Quema Project.

Mining costs were estimated at $2.15 per tonne mined for the life of the project and $3.50 per tonne of ore processed and are based on quotes for mining equipment and estimated owner's mining costs. Mine operations are planned to be typical of similar small scale open pit operations, consisting of conventional drill, blast, load, haul, and stockpile operations. Direct mining and mine maintenance are planned as owner-operated mining operations. The owner will be responsible for all equipment mobilization/demobilization, operating, and labour costs as well as maintenance of the mining equipment. Blasting unit operations will be performed by a specific blasting company contractor. Supervision, geology, and mine planning will be done by the owner.

Process operating costs were estimated by KCA from first principles. Labour costs were estimated using project specific staffing, salary and wage and benefit requirements. Unit consumptions of materials, supplies, power, water and delivered supply costs were also estimated. Life of mine average processing costs are estimated at $4.44 per tonne of ore processed. The operating costs presented are based upon the ownership of all process production equipment and site facilities, with the exception of the onsite power generation set which will be leased. The owner will employ and direct all process operations, maintenance, and support personnel for all site activities.

General administrative costs (G&A) were estimated by KCA with input from Orla. G&A costs include project specific labour and salary requirements and operating expenses, including social contributions. G&A costs are estimated at $2.40 per tonne ore.

Operating costs were estimated based on US dollars during the first quarter of 2021 and are presented with no added contingency based upon the design and operating criteria present in the PFS.

Table 5 summarizes the different components of the operating costs:

Table 5: Life of Mine Operating Cost Summary
Description	LOM Costs	LOM Costs
	$/t	$/oz
Mining	$3.50	$156
Process	$4.44	$197
G&A	$2.40	$107
Total Operating Costs	$10.34	$460
Refining & Transport	—	$2
Royalties	—	$64
By-product Credits	—	-$16
Total Cash Costs (net of by-products)[1]	—	$511
Sustaining Capital	—	$83
Reclamation	—	$31
AISC[1]	—	$626

[1] Total cash cost and AISC are non-GAAP measures and are net of silver credits and includes royalties payable. See reference below regarding non-GAAP measures.

Permitting

The permitting process has been ongoing and as of May 2021, the extension of the exploitation contracts was signed by the Ministry of Commerce & Industry, and Orla, and the documents are now with the Comptroller General for final review and approval.

In February 2021, the Ministry of Environment conducted their final site inspection of the project. As a result of the positive site inspection review, the Category 3 Environmental & Social Impact Assessment ("ESIA") is in the final stage of approval.

Opportunities

Infill drilling at La Pava, Quemita, and Caballito if successful could expand the mineral resource and increase the confidence and classification of the mineral resource. There is potential to increase the oxide resource as well as to explore further the sulphide mineral resource at La Pava and Quemita for gold-copper mineralization. The current design will allow the heap leach pad and the waste rock dump to accommodate additional tonnage in the upstream site of those facilities if required. Caballito and Idaida mineralization are open at depth and along strike and offer good potential for copper-gold porphyry style mineralization.

At this time, the property is under-explored and there is potential to discover both additional gold mineralization similar to the La Pava and Quemita deposits and gold-copper mineralized zones similar to Caballito. Any discoveries could positively impact the economic value of the Project.

Next Steps

Orla will continue to advance the Project towards feasibility level which would provide the basis for a construction decision. Key areas of review include the following:

  Completion of additional feasibility level mine plan studies on areas including drilling and blasting, detailed equipment sizing, and contractor mining cost trade-off.
  Completion of confirmatory metallurgical test work on representative samples for each metallurgical type, specifically column leach tests on coarse crushed material and draindown chemistry.
  Completion of additional studies and cost estimates for Project surface and groundwater flows, quality, storage and treatment.
  Completion of additional geotechnical studies at the proposed heap leach, waste rock dump, open pits, and processing areas.
  Evaluation on the availability of local services and personnel to maximize local hiring and procurement.
  Investigation of power generation opportunities from the overland conveying system to help alleviate the on-site power generation requirements.

Mineral Reserves

Only indicated resource class materials are included in the mineral reserve estimate. All inferred resource class material is treated as waste in calculating economic pit limits and in subsequent mineral reserves reporting, scheduling, and economics.

Proven and probable mineral reserves are derived from the indicated mineral resource class blocks within the designed pits and are summarized in Table 6. Mineral reserves represent mined ore processed through the crusher and delivered to the heap leach facility.

Several gold deposits have been identified on the Cerro Quema Property including La Pava, Quema-Quemita, and La Mesita deposits. Mineralization is hosted by andesites and dacitic lava domes of the Rio Quema Formation. The mineralization consists of disseminated pyrite, chalcopyrite, and enargite; and stockworks of quartz, pyrite, chalcopyrite, and barite with traces of galena and sphalerite. Gold occurs as disseminated microscopic grains of native gold and as "invisible gold" within the pyrite, particularly in the siliceous alteration zone. Strong supergene alteration forms an oxidation cap or gossan and has released the gold contained in the pyrite. The highest grades of gold mineralization are near the surface and decrease towards the lower limit of oxidation.

The Cerro Quema deposits are characterized by the presence of widespread hydrothermal alteration that forms concentric halos around mineralization. The presence of vuggy silica, alunite, natro-alunite and enargite in addition to the hydrothermal alteration pattern are compatible with a high sulphidation epithermal system. The alteration pattern is fault controlled, following E-W trending regional faults. Preliminary work completed by the previous project owner and Orla suggests that there is the potential of a porphyry deposit at depth.

The mineral reserve estimate for Cerro Quema is based on an open pit mine plan and mine production schedule developed by Moose Mountain.

The following table presents the mineral reserve estimation for the Cerro Quema Oxide Project. Proven and probable mineral reserves amount to 21.7 million tonnes at 0.80 g/t gold and 2.18 g/t silver for 0.56 million contained gold ounces and 1.53 million contained silver ounces. The mineral reserve was estimated based on a gold price of US$1,250 per ounce and a silver price of US$17.00 per ounce while the mineral resource was estimated based on a gold price of US$2,000 per ounce and a silver price of US$26 per ounce.

Table 6: Cerro Quema Mineral Reserves
Mineral Reserve Category	000's	Gold	Silver	Gold	Silver
	tonnes	(g/t)	(g/t)	(koz)	(koz)
La Pava Probable Mineral Reserve	15,700	0.79	2.27	400	1,148
Quema Probable Mineral Reserve	6,000	0.83	1.95	161	378
Total Probable Mineral Reserves	21,700	0.80	2.18	562	1,526

Notes:
1.	The qualified person responsible as defined under National Instrument 43-101 ("NI 43-101") for the Mineral Reserves is Jesse Aarsen, P.Eng of Moose Mountain Technical Services. Jesse Aarsen is independent of Orla Mining Ltd.
2.	Only Oxide and Mixed material is included in the Mineral Reserve, all Sulphide material is treated as waste.
3.	The minimum cut-off grade used for ore/waste determination is NSR>= $6.34/tonne for Oxide and $9.18 for Mixed at the La Pava deposit and $6.50/tonne for Oxide and $8.35/tonne for Mixed at the Quema deposit.
4.	Mineral Reserves have an effective date of April 22, 2021. All Mineral Reserves in this table are Proven and Probable Mineral Reserves. The Mineral Reserves are not in addition to the Mineral Resources but are a subset thereof. All Mineral Reserves stated above mining dilution.
5.	Associated metallurgical gold recoveries have been estimated as 86% for Oxide and vary according to grade for Mixed material at both the La Pava and Quema deposits.
6.	Associated metallurgical silver recoveries have been estimated as 15% for Oxide and 10% for Mixed material ta the La Pava deposit and 30% for Oxide and 10% for Mixed material at the La Pava deposit.
7.	Mineral reserves are based on a US$1,250/oz gold price, US$17/oz silver price.
8.	Mineral reserves are converted from mineral resources through the process of pit optimization, pit design, production scheduling, stockpiling, cut-off grade optimization and supported by a positive cash flow model.
9.	Rounding as required by reporting guidelines may result in summation differences.

Mineral Resources

Table 7: Cerro Quema Mineral Resource Estimate
Mineral Resource Type	000's	Gold	Silver	Gold	Silver
	tonnes	(g/t)	(g/t)	(koz)	(koz)
Oxide
Quema Indicated Mineral Resource	9,305	0.67	1.97	200	589
Pava Indicated Mineral Resource	21,488	0.65	2.03	451	1,402
Indicated Mineral Resource	30,793	0.66	2.01	651	1,991

Mixed
Quema Indicated Mineral Resource	8,367	0.72	2.08	195	560
Pava Indicated Mineral Resource	17,519	0.76	2.18	428	1,228
Indicated Mineral Resource	25,886	0.75	2.15	623	1,787

Total Indicated Mineral Resource	56,679	0.70	2.07	1,274	3,779

Oxide
Quema Inferred Mineral Resource	2,837	0.32	2.91	96	871
Pava Inferred Mineral Resource	776	0.25	1.24	174	857
Inferred Mineral Resource	3,613	0.31	2.55	303	2,526

Mixed
Quema Inferred Mineral Resource	1,928	0.39	3.74	105	1,006
Pava Inferred Mineral Resource	448	0.31	1.24	174	698
Inferred Mineral Resource	2,376	0.38	3.27	313	2,720

Total Inferred Mineral Resource	5,989	0.33	2.84	616	5,246

Notes:
1.	Resources are reported using the 2014 CIM Definition Standards and were estimated using the 2019 CIM Best Practices Guidelines.
2.	Mineral Resources are reported inclusive of Mineral Reserves.
3.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
4.	The Mineral Resource has been confined by a "reasonable prospects of eventual economic extraction" pit using the following assumptions: US $2,000/oz. Au and US $26/oz Ag; 99.9% payable Au; 98.0% payable Ag; $1.40/oz Au and $1.20/oz Ag offsite costs (refining, transport and insurance); a 4% NSR royalty.
5.	Metallurgical recoveries are for Pava: 88% Au in oxides, 55% Au in Sulfides, for Quema: 86% Au in oxides, 55% Au in sulfides, for all deposits: Au Rec=0.9867*2.7183^(-0.1*%total Sulfur)*100%-13%. Cu recovery in sulfides is 85% for all deposits, Ag recovery is 30% oxides, 10% mixed in Pava, Ag recovery is 15% in oxides and 10% in mixed in Quema.
6.	Pit slope angles are 40º.
7.	The specific gravity of the deposit has been determined by Alteration Zone and Core recovery and ranges between 2.07 and 2.62.
8.	Numbers may not add due to rounding.

Project Risks

Minera Cerro Quema is still awaiting mineral concession renewals from the government of Panama as permitted by law. There is no assurance that Orla will receive necessary approvals or extensions or receive them within a reasonable time. Prior operators and Minera Cerro Quema have met legal requirements to maintain the mining concessions in good standing, including paying all required annual fees and taxes and submitting the required annual reports.

An ESIA and permits are in place for a continuous vat leach operation, however, the current project envisioned by the PFS requires a modification to the existing permits. To develop a mine at Cerro Quema, a Category 3 ESIA is required from the Ministry of Environment. An application for this permit was submitted in 2016 and the Ministry has completed the technical evaluation of the ESIA. Timing of approval is presently not known but the Ministry's response time has exceeded the time periods specified in Article 41 of the Decree Law 23 applicable to ESIA permit resolutions.

In 2020 Orla contracted Environmental Resource Management ("ERM") to assess if the information presented in the ESIA is in accordance with the requirements established by Panamanian regulations, International Finance Corporation Performance Standards 2012 (IFC PS), and currently accepted industry best practices. ERM found no deficiencies with respect to Panamanian regulations but identified areas where environmental permitting studies and management plans should be improved to meet International Standards and currently accepted industry practices (ERM, 2021).

The Project is subject to similar risks as comparable projects and Orla believes it will mitigate many of those risks by early engagement with the stakeholders involved in the Project, including government permitting agencies and local stakeholders.

Orla has an active community relations and social program and strives to maintain constructive relationships with local communities. Management believes that maintaining a robust community relations program can reduce and mitigate social risks and improve overall operational sustainability.

"Our approach is to build economically beneficial, environmentally considerate, and socially acceptable projects, globally. The aim is to apply this approach to our projects in Panama," added Simpson.

Orla has implemented a strict COVID-19 protocol at Cerro Quema, including rigorous screening and testing programs to support the health of Orla's employees and local communities. Cerro Quema has been authorized for site activities by the Panamanian government.

The PFS and the Cerro Quema Project may be subject to legal, political, environmental or other risks that could materially affect the development of the Project which are unknown at this time but could materialize in the future.

Data Verification

The Qualified Person ("QP") for the mineral resource and mineral reserve estimates visited the site on May 4, 2021. During this visit, collar locations were verified, as were the core storage, security and sampling techniques. The database provided to the QP by Orla has been checked with minor corrections made to the database based on Certificate checks.

Check assays and twinned holes were previously completed, as well as check assays done based on the QP's recommendations in 2020 concluding that the database is suitable for mineral resource estimation. Historical drilling and RC drilling were statistically validated and did not show a material bias. Therefore, the QP has concluded that all past drilling is not biased and it has been used for the mineral resource and mineral reserve estimates.

Additional supporting details regarding the information in this release, will be provided in the new Cerro Quema technical report which will be available on SEDAR within 45 days of this release, including all qualifications, assumptions and exclusions that relate to the PFS. The Cerro Quema Technical Report is intended to be read as a whole, and sections should not be read or relied upon out of context.

Qualified Persons

The PFS was overseen by KCA of Reno, NV and the mineral resource and mineral reserve estimates were conducted by Moose Mountain of Canbrook, BC. The QPs responsible for the PFS and who will be the authors of the corresponding technical report are Carl Defilippi, RM SME; Sue Bird, M.Sc., P.E.; Jesse Aarsen, P.E.; Denys Parra, RM SME; Matt Gray, Ph.D., C.P.G (AIPG), Brent Johnson, RM SME, P.G.; Lee Josselyn, P.E.; and Wade Brunham, M.Sc. PWS, R.P.Bio., each of whom is a Qualified Person for their respective sections of the PFS and each of whom is Independent of Orla under the definitions of NI 43-101, and have consented to being named in this press release.

The scientific and technical information in this news release has also been reviewed and approved by Carl Defilippi, RM SME; Sue Bird, M.Sc., P.E.; Jesse Aarsen, P.E.; Denys Parra, RM SME; Matt Gray, Ph.D., C.P.G (AIPG), Brent Johnson, RM SME, P.G.; Lee Joselyn, P.E.; and Wade Brunham, M.Sc. PWS, R.P.Bio, each of whom is an Independent Qualified Person under NI 43-101.

This press release shall not constitute investment advice or an offer to sell or the solicitation of an offer to buy securities in the United States.

About Orla Mining Ltd.

Orla is developing the Camino Rojo Oxide Gold Project, an advanced gold and silver open-pit and heap leach project, located in Zacatecas State, Central Mexico. The project is 100% owned by Orla and covers over 160,000 hectares. The technical report for the 2021 Feasibility Study entitled "Unconstrained Feasibility Study NI 43-101 Technical Report on the Camino Rojo Gold Project – Municipality of Mazapil, Zacatecas, Mexico" dated January 11, 2021, is available on SEDAR and EDGAR under the Company's profile at www.sedar.com and www.sec.gov, respectively. The technical report is also available on Orla's website at www.orlamining.com. Orla also owns 100% of the Cerro Quema Project located in Panama which includes a near-term gold production scenario and various exploration targets. The Cerro Quema Project is a proposed open pit mine and gold heap leach operation. An independent technical report for the 2021 Pre-Feasibility Study on the Cerro Oxide Gold Project prepared in accordance with the requirements of NI 43-101 will be available under Orla's profile on SEDAR and EDGAR within 45 days of this news release.

Forward-looking Statements

This news release contains certain "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities legislation and within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, including, without limitation, statements regarding the results of the pre-feasibility study and the anticipated capital and operating costs, sustaining costs, net present value, internal rate of return, payback period, process capacity, average annual metal production, average process recoveries, concession renewal, permitting of the Project, anticipated mining and processing methods, proposed pre-feasibility study production schedule and metal production profile, anticipated construction period, anticipated mine life, expected recoveries and grades, anticipated production rates, infrastructure, social and environmental impact studies, availability of labour, tax rates and commodity prices that would support development of the Project. Information concerning mineral resource/reserve estimates and the economic analysis thereof contained in the results of the pre-feasibility study are also forward-looking statements in that they reflect a prediction of the mineralization that would be encountered, and the results of mining, if a mineral deposit were developed and mined. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements were made, including without limitation, assumptions regarding the price of gold and silver; the accuracy of mineral resource and mineral reserve estimations;  that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained, including concession renewals and permitting; that political and legal developments will be consistent with current expectations; that currency and exchange rates will be consistent with current levels; and that there will be no significant disruptions affecting the Company or its properties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: risks related to uncertainties inherent in the preparation of pre-feasibility studies, including but not limited to, assumptions underlying the production estimates not being realized, changes to the cost assumptions, variations in quantity of mineralized material, grade or recovery rates, changes to geotechnical or hydrogeological considerations, failure of plant, equipment or processes, changes to availability of power or the power rates, ability to maintain social license, changes to interest or tax rates, changes in project parameters, delays and costs inherent to consulting and accommodating rights of local communities, environmental risks, title risks, including concession renewal, commodity price and exchange rate fluctuations, risks relating to COVID-19, delays in or failure to receive access agreements or amended permits, risks inherent in the estimation of mineral reserves and mineral resources; and risks associated with executing the Company's objectives and strategies, including costs and expenses, as well as those risk factors discussed in the Company's most recently filed management's discussion and analysis, as well as its annual information form dated March 29, 2021, available on www.sedar.com and www.sec.gov. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Non-GAAP Measures

The Company has included certain non-GAAP performance measures as detailed below. In the gold mining industry, these are common performance measures but may not be comparable to similar measures presented by other issuers and the non-GAAP measures do not have any standardized meaning. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

CASH COSTS PER OUNCE —

The Company calculated total cash costs per ounce by dividing the sum of operating costs, royalty costs, production taxes, refining and shipping costs, net of by-product silver credits, by payable gold ounces. While there is no standardized meaning of the measure across the industry, the Company believes that this measure is useful to external users in assessing operating performance.

ALL-IN SUSTAINING COSTS ("AISC") —

The Company has provided an AISC performance measure that reflects all the expenditures that are required to produce an ounce of gold from operations. While there is no standardized meaning of the measure across the industry, the Company's definition conforms to the all-in sustaining cost definition as set out by the World Gold Council in its guidance dated June 27, 2013. Orla believes that this measure is useful to external users in assessing operating performance and the Company's ability to generate free cash flow from current operations. Subsequent amendments to the guidance have not materially affected the figures presented.

FREE CASH FLOW —

Free Cash Flow is a non-GAAP performance measure that is calculated as cash flows from operations net of cash flows invested in mineral property, plant and equipment and exploration and evaluation assets. Orla believes that this measure is useful to the external users in assessing the Company's ability to generate cash flows from its mineral projects.

Cautionary Note to U.S. Readers

The disclosure contained or referenced herein uses mineral reserve and mineral resource classification terms that comply with reporting standards in Canada, and mineral reserve and mineral resource estimates are made in accordance with Canadian NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Definition Standards"). Canadian NI 43-101 establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the mineral reserve disclosure requirements of the United States Securities Exchange Commission (the "SEC") set forth in Industry Guide 7. Consequently, information regarding mineralization contained or referenced herein is not comparable to similar information that would generally be disclosed by U.S. companies under Industry Guide 7 in accordance with the rules of the SEC which applied to U.S. filings prior to the current SEC Modernization Rules (as defined herein). Further, the SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Securities Exchange Act of 1934 ("Exchange Act"). These amendments became effective February 25, 2019 (the "SEC Modernization Rules") and, commencing for registrants with their first fiscal year beginning on or after January 1, 2021, the SEC Modernization Rules replace the historical property disclosure requirements included in SEC Industry Guide 7. As a foreign private issuer that files its annual report on Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. The SEC Modernization Rules include the adoption of terms describing mineral reserves and mineral resources that are "substantially similar" to the corresponding terms under the CIM Definition, but there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the mineral reserve or mineral resource estimates under the standards adopted under the SEC Modernization Rules. U.S. investors are also cautioned that while the SEC recognizes "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under the Modernization Rules, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable. Further, "inferred mineral resources" have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of the "inferred mineral resources" exist. Under Canadian securities laws, estimates of "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies, except in rare cases. For the above reasons, information contained or referenced herein regarding descriptions of our mineral reserve and mineral resource estimates is not comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements of the SEC under either Industry Guide 7 or SEC Modernization Rules.

SOURCE Orla Mining Ltd.

View original content: http://www.newswire.ca/en/releases/archive/July2021/28/c5898.html

%CIK: 0001680056

For further information: Jason Simpson, President & Chief Executive Officer or Andrew Bradbury, Director, Investor Relations, www.orlamining.com, info@orlamining.com

CO: Orla Mining Ltd.

CNW 09:00e 28-JUL-21